Continental

"Exemption No. 82-1357

Continental Aktiengesellschaft

Press Release

SUPPL

02 SEP 23 AM 9:29

Announcement

Hanover, September 18, 2002. At the end of the year, Klaus Friedland (49) will be giving up his seat on the Executive Board of Continental AG on his own volition and on very amicable terms. He will be dedicating himself to other professional tasks. The Supervisory Board and Executive Board would like to take this opportunity to thank Mr. Friedland for his long and successful commitment to Continental.

Friedland, who has headed Human Resources since 1995 initially in his function as Vice President and since 1997 as member of the Executive Board and Director of Personnel, has been with the Corporation since 1978. He was also responsible for the areas of Finance, Controlling and Law in the Executive Board from June 1999 to May 2002.

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

A successor has yet to be appointed.

Dr. Heimo Prokop
Director Corporate Communications
Tel.: 0511-938-1485
Fax: 0511-938-1055
E-Mail: prkonzern@conti.de

Andreas Meurer
Head of Press Relations
Tel.: 0511-938-1278
Fax: 0511-938-1055
E-Mail: prkonzern@conti.de

dlw 9/23

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